August 29, 2007

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549 - 7010

Dear Mr. Hiller:

Re: ARC Energy Trust (“the Trust”) Form 40-F for Fiscal Year Ended December 31, 2006 (“40-F”)

The following is our response to the telephone conversation between Tracie Towner and Janet Ranger in regards to your letter dated July 27, 2007 regarding the filing of ARC Energy Trust’s Form 40-F for the Fiscal Year Ended December 31, 2006. This letter should be read in conjunction with our initial response letter dated May 31, 2007 and our second response dated July 5, 2007.

Labeling of the Non-GAAP Measures

In our letter dated July 5, 2007, we proposed changing our non-GAAP measure label to be “Cash Flow” where we would capitalize both the C and F to indicate to readers that this is a defined term and that it should not be interpreted as a term that is interchangeable with the GAAP measure of cash flow from operating activities.

You have indicated that our proposed non-GAAP measure “Cash Flow” labeling may be misleading to users of our financial information due to the fact that it is too similar to the GAAP measure of Cash Flow from Operating Activities. We appreciate that the two labels are very similar, however, we respectfully point out that “Cash Flow” and “Cash Flow from Operations” are both industry standard terms used amongst ARC’s peers in the Exploration and Production industry. This exact terminology is used by Oil and Gas Trusts as well as several Exploration and Production companies. We reviewed the financial disclosures of the following SEC registered companies: EnCana Corporation, Penn West Energy Trust, Baytex Energy Trust, Progress Energy and Canadian Natural Resources Ltd. and Suncor Energy Inc.

Currently, ARC has 15 analysts following its performance and the non-GAAP measure of “Cash Flow” or “Cash flow from operations” is one of the key metrics used to benchmark ARC against its peers. Management analyzes the business in the same manner as the analysts as we feel that it is a more meaningful measure of the true cash generated in a period from active operations and therefore we feel that it is relevant to discuss ARC’s Cash Flow throughout the MD&A. We have specifically met with the analysts and large investors in our trust and they have told us that the current disclosure is what they are looking for to evaluate the trust.

In addition to changing our non-GAAP measure label to be “Cash Flow”, we also proposed including a reference back to the non-GAAP measures section of the MD&A in every instance where ARC discusses Cash Flow. This would ensure that readers are aware that the measure is not considered to be a GAAP measure and that they should refer to the non-GAAP measures section for a reconciliation to the comparable GAAP measure of cash flow from operating activities.

In closing, we feel that our additional disclosure surrounding our non-GAAP measure of Cash Flow will ensure that readers are aware that the measure is not the same as the GAAP measure of cash flow from operating activities. Given that our peers continue to use the labels “Cash Flow” and Cash Flow from Operations” we would like you to re-consider your request for ARC to use a different label in our MD&A.

We appreciate your and your staff’s desire to improve financial reporting in North America which we fully endorse. We would like to share with you that your requests and the time frame involved for a response have made it very challenging for us to properly operate within ARC’s governance practices. We view proper governance as a critical aspect of how we operate. As such your request for ARC to change labeling of a key non-GAAP measure for the Canadian oil and gas sector would have to be discussed, reviewed and approved by the ARC audit committee and depending on the result the whole ARC Board. As we did not have any Audit committee meetings scheduled after the release of our second quarter reconvening the audit committee in the summer is a major challenge. Currently our audit committee chair is out of the country for an extended vacation.

In addition to our internal research on financial reporting issues such as this one, our audit committee requests we seek opinions from a recognized major accounting firm and our US legal counsel. This process is part of the ARC’s audit committee governance resulting in us taking more time to respond to queries. Again these comments are not meant to be critical in any fashion we are just trying to communicate the process on our side with the bottom line being our efforts to maintain a high quality of work requires more time to respond to queries.

Should you have further questions or comments please feel free to contact me directly.

On behalf of the Trust, I hereby acknowledge that:

1.	the Trust is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2006 (the “Filing”);
2.

comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARC Resources Ltd.

/s/ Steven W. Sinclair

Steven W. Sinclair, CA

Senior Vice-President, Finance & CFO

Cc: Deloitte & Touche / Burnett, Duckworth & Palmer LLP